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                       MetroGolf Tender Offer Filed by
                       Family Golf

                       December 31, 1997
[LOGO]
                       MELVILLE, NY--Dec. 31, 1997--Family Golf Centers, Inc. (NASDAQ, NM: FGCI) announced today that it has filed the necessary documents with the Securities and Exchange Commission in connection with the commencement of a cash tender offer by its subsidiary Family Golf Acquisition, Inc. for all of the outstanding shares of the Common Stock of MetroGolf Incorporated (NASDAQ: MGLF, BSE: MGO), at a purchase price of $1.50 per share.

                       The offer is subject to customary conditions, including the tender of a least a majority of MetroGolf's shares on a fully diluted basis (subject to certain exceptions), certain contractual approvals and certain other conditions. Following consummation of the offer, Family Golf and MetroGolf contemplate a merger for Family Golf to acquire the remaining shares of MetroGolf at the same $1.50 per share price. Definitive agreements relating to these transactions were executed on December 23, 1997 and announced by MetroGolf on December 24, 1997.

                       The Offer to Purchase is in the process of being mailed to stockholders of record of the Company.

                       MetroGolf's Board of Directors unanimously approved the tender offer and recommends that stockholders tender their shares.

                       Family Golf owns, operates or is constructing 57 golf-related facilities in 18 states.